40-33

SEWARD & KISSEL LLP
1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
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Branch 22
811-00126

03040243

October 20, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on October 8, 2003 against certain affiliated parties, listed in Appendix A, of the AllianceBernstein Mutual Funds (the "Funds"). The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Paul M. Miller

Enclosure

CC: Shaswat Das
Domenick Pugliese

APPENDIX A

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding LP	0000825313	001-09818 801-32361	106998
Alliance Capital Management L.P.	N/A	801-56720	108477

00250.0073 #435933

03 CV 7955

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

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GEORGE W. BOOKHOUT and HELEN L. BOOKHOUT, as TRUSTEES of the BOOKHOUT FAMILY TRUST, on behalf of themselves and all others similarly situated, Plaintiffs, - against - ALLIANCE CAPITAL MANAGEMENT HOLDING LP, and ALLIANCE CAPITAL MANAGEMENT L.P., Defendants.	Case No.: **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

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FILED
U.S. DISTRICT COURT
2003 OCT -8 PM 1:38
S.D. OF N.Y.

Plaintiffs, individually and on behalf of all others similarly situated, by their attorneys, allege the following based upon the investigation of his counsel, except as to allegations specifically pertaining to plaintiffs and their counsel, which are based on personal knowledge. Plaintiffs' investigation included, among other things, a review of the public announcements made by defendants, Securities and Exchange Commission ("SEC") filings, press releases and media reports regarding defendants, court filings, and certain internal corporate documents which have become publicly available.

This is a class action is brought on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed or owned shares of the AllianceBernstein Technology Fund, during the period January 1, 2002 through September 2, 2003, pursuant to a prospectus therefor, for violations of the federal securities laws, and the common law.

JURISDICTION AND VENUE

1. This action arises under Sections 11 and 15 of the Securities Act of 1933 ("Securities Act"), 15 U.S.C. §§77(k) and 77(o), and the rules and regulations promulgated thereunder, and the common law.

2. The jurisdiction of this Court is based on Section 22 of the Securities Act, 15 U.S.C. §77v, 28 U.S.C. §1331 (federal question jurisdiction), and 28 U.S.C. §1367 (supplemental jurisdiction.

3. Venue is proper in this District as many of the acts, transactions and conduct alleged herein, including the dissemination to the investing public of the misleading statements at issue, occurred in substantial part in this District. The principal offices of the defendants are located in this District.

4. In connection with the acts and conduct alleged in this Complaint, the defendants, directly or indirectly, used the mails and instrumentalities of interstate commerce.

PARTIES

5. Plaintiffs George W. Bookhout and Helen L. Bookhout, as Trustees of the Bookhout Family Trust, purchased shares of the AllianceBernstein Technology Fund, pursuant to a Prospectus therefor, as set forth in the Certificated filed herewith. Plaintiffs have been damaged by defendants' wrongful conduct as set forth below.

6. Defendant Alliance Capital Management Holding LP ("Alliance Holding") is a holding company that provides diversified investment management services to institutional and individual investors, with principal offices located at 1345 Avenue of the Americas, New York, New York 10105. Through its subsidiaries, Alliance Holding has assets under management, as of July

31, 2003, of approximately $427 billion. Alliance Holding is a publicly traded limited partnership listed on the NYSE under the ticker symbol "AC."

7. Defendant Alliance Capital Management L.P. ("Alliance Capital"), a private partnership, is owned approximately 31% by Alliance Holding, and 52% by AXA Financial, Inc. (a wholly owned subsidiary of AXA SA, an international holding company). Alliance Capital provides diversified investment management and related services globally to a broad range of clients including institutional investors, private clients, individual investors and institutional investors. Through its Sanford C. Bernstein & Co., LLC subsidiary, Alliance also provides research, portfolio strategy and trade execution to the institutional investment community. Alliance Capital is one of the largest mutual fund sponsors, with a diverse family of globally distributed mutual fund portfolios. Alliance Capital operates in four business segments: Institutional Investment Management Services, Private Client Services, Retail Services and Institutional Research Services. According to the Alliance funds' prospectuses, Alliance Capital is the investment advisor to each of the Alliance funds, including the AllianceBernstein Technology Fund, and also provides order placement facilities for such funds. The AllianceBernstein Growth Funds Prospectus, dated March 31, 2003, which covers, inter alia, the AllianceBernstein Technology Fund, states that, for these advisory services, the Alliance funds paid Alliance Capital a set percentage of average daily net assets of such fund (in the case of the AllianceBernstein Technology Fund, the fee as a percentage of average daily net assets was 0.90). The portfolio manager for the AllianceBernstein Technology Fund was Alliance Capital Senior Vice President Gerald Malone.

8. Defendants Alliance Holding and Alliance Capital are sometimes referred to collectively herein as "Alliance".

NATURE OF THE ACTION AND FACTUAL BACKGROUND

9. This class action concerns improper trading practices in the mutual fund industry. In particular, two schemes have been uncovered recently which have incrementally deprived investors of millions and potentially billions of dollars of their hard-earned monies which they invested in mutual funds, traditionally viewed as a relatively safe investment whereby risk is diffused across a spectrum of holdings of individual securities, and which have long been the repository of family savings, and savings for college, and retirement. The general theory behind investing in mutual funds is that it is better to diversify than to concentrate risk, and to entrust one's funds to the management skills of trustworthy, full-time investment professionals, for a small management fee, than to undertake to manage the individual stocks oneself.

10. However, contrary to the purposes of the federal securities laws, and one of the very backbone principles of the securities industry – ensuring that there is a level playing field for each investor, big and small – the schemes which have been uncovered show larger institutions improperly using their size, access to and influence with mutual fund managers to manipulate the market rules and obtain great gains for themselves, at the direct expense of other investors in such funds who invest long-term, and lawfully.

11. Thus, in a September 3, 2003 announcement by the New York State Attorney General, one such institution improperly wielding influence, hedge fund Canary Capital Partners, LLC ("Canary"), agreed to pay $40 million to settle charges that it invested in certain mutual funds, in exchange for an opportunity to make illegal and improper trades in the funds' shares, at the expense of the other mutual fund shareholders, with the active assistance and full complicity of the mutual funds themselves, who are charged with fiduciary responsibilities toward their other

shareholders. However, as indicated by the New York Attorney General, Canary was by no means alone in employing these schemes with mutual funds, as this practice had become rampant in the industry, though, until recently, undetected by regulators.

12. Influential institutional investors such as Canary perpetrated two primary schemes, from at least from 1999 to 2003, with the assistance of mutual fund companies such Alliance. Both schemes involved the complicity of mutual fund management companies, including Alliance, that violated their fiduciary duties to their customers, in return for substantial fees and other income for themselves and their affiliates.

13. The first scheme was the "late trading" of mutual fund shares. As described more fully below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a particular day receive that day's price. Any orders placed *after* 4:00 p.m. EST are priced using the following day's price. However, contrary to this rule, Canary and other large investors agreed with certain financial institutions that orders Canary placed after 4 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary and other large investors using the same technique to capitalize on post- 4:00 p.m. information while those who bought their mutual fund shares lawfully could not. It has been observed that "late trading" can be analogized to "betting today on yesterday's horse races."

14. The second scheme involved so-called "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares. Again, as the Attorney

General has underscored, although Canary is the first large investor to pay a substantial fine related to such misconduct, this practice is by no means limited to Canary. Indeed, it is widely acknowledged in the securities industry that timing inures to the detriment of long-term shareholders, and because of this well-known detrimental effect, mutual fund prospectuses – such as the Alliance Funds' prospectuses – typically state that timing is monitored and that the funds work to prevent it. In fact, many mutual fund companies have employees (known as "timing police") charged with identifying "timers" and stopping their short-term trading activity. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing, making arrangements for Canary and other market timers to be exempt from the "timing police."

15. The mutual fund prospectuses created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: managers sold the right to time their funds to Canary and other hedge fund investors. The prospectuses were silent about these arrangements.

16. As a result of "late trading" and "timing" of mutual funds, Canary and other hedge fund investors, the mutual fund companies and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. The hedge funds' excess profits came dollar-for-dollar out of their pockets.

Late Trading

17. In sum, late trading exploits the unique way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities

comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

18. "Forward-pricing" ensures fairness and a level playing field for investors. Mutual fund investors do not know the exact price at which their orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes at 4 p.m. that day. Thus, all investors have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor has (or is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The reason for this is clear when one considers a typical situation where there is an event after the 4 p.m. market close (such as a positive earnings announcement), which makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. In such a case, forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (i) higher prices for the stock held by the fund, and therefore (ii) a higher NAV for the fund.

19. An investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news such as a

positive earnings announcement to come out, and then buy the fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk. When the market rises the next day, the investor can pocket the profit made on this arbitrage based solely on the privilege of trading on the "stale" NAV.

20. The "late trader's" arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. Essentially, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone wholly to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. Thus, putting aside the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

21. For example, Canary engaged in late trading on a daily basis from approximately March 2000 until July 2003, targeting dozens of mutual funds and wrongfully obtaining tens of millions of dollars from them. Other hedge funds did the same. During the declining market of 2001 and 2002, hedge funds such as Canary used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.

22. Canary obtained assistance to engage in late trading directly from one mutual fund manager, the Bank of America. Bank of America installed special computer equipment in Canary's office that allowed it to buy and sell Bank of America's own mutual funds -- the Nations Funds --

and hundreds of other mutual funds at the 4:00 p.m. price until 6:30 p.m. New York time. In return, Canary agreed to leave millions of dollars in Bank of America bond funds on a long-term basis. Such parked funds are known in the industry as "sticky assets."

23. Canary obtained additional late trading capacity from intermediaries, including Security Trust Company ("STC"), an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. STC gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. New York time. So profitable was this opportunity that STC ultimately demanded, and received, a percentage of Canary's winnings.

Timing

24. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term goal oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

25. "Timers" seek to capitalize on the fact that some funds use "stale" prices to calculate the value of securities held in their portfolio, prices which do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens, will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low. In sum, the NAV does not reflect

the true current market value of the stocks the fund holds. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitragé." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

26. Another type of timing is possible in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. This is sometimes known as "liquidity arbitrage."

The Adverse Effects of "Timing"

27. Like late trading, effective timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of the long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV is reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices are falling -- as Canary did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such

efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing; they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

29. As noted, mutual fund managers are well aware of the damaging effect that timers have on their funds. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds, like those made by Canary, are easily apparent. Moreover, mutual fund managers have several ways, if they wish, of fighting back against timers.

30. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obligated to use their best efforts to employ these available

tools to protect their customers from the dilution that timing causes.

Improper Implementation of "Timing"

31. Notwithstanding the clear harm that timing causes, and their relatively easy ability to prevent large-scale timing, fund managers nonetheless sometimes succumb to incentives to allow their fund to timed. Typically a single management company sets up a number of mutual funds to form a family. For example, Alliance Capital is the manager for the Alliance family of funds, Janus Capital Management, LLC is the manager for the Janus family of funds, Banc One Investment Advisors Corp. ("BOIA") is the manager for Bank One's "One Group" family of funds, Strong Capital is the manager for the Strong family of funds, and Banc of America Capital Management, LLC is the manager for the Nations Funds family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Knowing this, the timer frequently offers the manager more assets in exchange for the right to time. Fund managers have caved in to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. During at least 2000 to 2003, Canary and other hedge funds entered into agreements with numerous mutual fund families, many of whom have long actively practiced timing, allowing

them to time many different mutual funds. The hedge funds would agree with the mutual fund managers on the target funds to be timed, then move money among those funds, and another "resting place", such as a money market or similar fund, in the same family. By keeping their money -- often many million dollars -- in the mutual family, the hedge funds assured the manager that he would receive management and other fees on the amount, whether it was in one of the target funds, or the "resting fund." Moreover, sometimes the manager would waive any applicable early redemption fees. In such manner, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. Such arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing. For example, the "Excessive Trading Policy" in the February 28, 2003 prospectus for the Janus Mercury Fund states:

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Fund is not intended for market timing or excessive trading. To deter these activities, the Fund or its agent may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of the Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Fund or its agent also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market

timers or are otherwise excessive or potentially disruptive to the Fund.

> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by the Fund....

Virtually identical language was contained in prospectuses for other Janus funds, and similar language was contained in prospectuses for numerous other mutual funds, including the Alliance Funds, as set forth below. Nevertheless, as described further below, institutional traders were allowed to time Alliance Funds subject to such a prospectus.

36. Hedge funds such as Canary realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases these profits also reflect late trading, as such as Canary would frequently negotiate a timing agreement with a mutual fund management company, and then proceed to late trade the target funds through, *e.g.*, Bank of America, STC or another intermediary.

CLASS ACTION ALLEGATIONS

37. Plaintiffs bring this action on their behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of a class consisting of all persons (other than defendants and the members of their immediate families, their heirs, successors and assigns) who acquired, redeemed or owned shares in the AllianceBernstein Technology Fund, during the period January 1, 2002 through September 2, 2003, pursuant to a prospectus, and were damaged by defendants' wrongful conduct described herein.

38. Members of the Class are so numerous that joinder of all members is impracticable. The AllianceBernstein Technology Fund is an actively traded mutual fund, under the ticker symbols "ALTFX" for Class A shares, "ATEBX" for Class B shares, and "ATECX" for Class C shares. While the exact number of Class member is unknown to the plaintiffs at this time and only can be

ascertained through appropriate discovery, plaintiffs believe there are thousands of Class members who acquired, redeemed or held shares of the AllianceBernstein Technology Fund pursuant to the prospectus therefor during the Class Period, and were damaged by defendants' wrongful conduct described herein. As of October 1, 2003, the AllianceBernstein Technology Fund had assets of approximately $3.2 billion, held by thousands of holders of record.

39. Common questions of law and fact exist as to all Class members and predominate over any questions affecting only individual members of the Class. Among the common questions of law and fact are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether the prospectus at issue omitted and/or misrepresented material facts about the offering of the AllianceBernstein Technology Fund's shares;

(c) Whether defendants breached their fiduciary duty to plaintiffs;

(d) Whether defendants participated in the course of conduct complained of herein; and

(e) Whether plaintiffs and the other members of the Class sustained damages because of defendants' conduct, and the appropriate measure of damages.

40. Plaintiffs' claims are typical of the claims of the other members of the Class. Plaintiffs and the other Class members have sustained damages that arise from and were caused by defendants' unlawful activities alleged herein. Plaintiffs do not have interests antagonistic to, or in conflict with, the other members of the Class.

41. Plaintiffs will fairly and adequately protect the interests of the other members of the

Class and have retained competent counsel experienced in class and securities litigation to prosecute this action vigorously.

42. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Furthermore, since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impracticable for the members of the Class to seek redress individually for the wrongs they have suffered.

SUBSTANTIVE ALLEGATIONS

Alliance

43. From at least January 1, 2002 until 2003, Alliance entered into relationships with certain hedge funds and other institutional investors to allow them to conduct market timing.

44. Defendants stressed, in the AllianceBernstein Growth Funds Prospectus, dated March 31, 2003, which covers, inter alia, the AllianceBernstein Technology Fund (the "Alliance Prospectus"), that investments in the AllianceBernstein Technology Fund should be considered *long-term* investments:

> You should consider an investment in the [AllianceBernstein Technology] Fund as a long-term investment. . . .

45. As with the other mutual families described above, Alliance's prospectuses gave investors no warning that their funds would be used for market timing, but instead created the misleading impression that Alliance identified and barred timers from its funds. Thus, defendants stated, in the Alliance Prospectus:

> A Fund may refuse an order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations.

46. The Alliance Prospectus states that "[t]he Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the [New York Stock] Exchange is open for business." The Prospectus further states that sales of Fund shares "may be subject to a contingent deferred sales charge or CDSC", and that, upon redemption, the shareholder's sales price would be "the next-determined NAV, less any applicable CDSC, after the Fund receives your sales request in proper form." The Alliance Prospectus then states that the AllianceBernstein Technology Fund's (i) Class A shareholders "may pay a 1% CDSC if you redeem your shares within 1 year"; (ii) Class B shareholders "will be subject to a CDSC if you redeem shares within 4 years of purchase", which the Prospectus states ranges from a 4.0% penalty for shares redeemed within the first year after purchase, 3.0% for shares redeemed within two years after purchase, 2.0 % for shares redeemed within three years after purchase, and 1.0% for shares redeemed within four years after purchase; and (iii) Class C shareholders "will be subject to a 1% CDSC if you redeem your shares within 1 year."

47. On October, 1, 2003, after being contacted by the New York State Attorney General in connection with its investigation of the aforementioned mutual fund trading practices, and after conducting a preliminary internal inquiry on its own, which found that it had allowed certain investors to engage in market timing, Alliance announced that it had suspended two employees, including Gerald Malone, portfolio manager of the AllianceBernstein Technology Fund, because of "conflicts of interest" that benefitted Alliance's hedge fund operations at the expense of shareholders in the AllianceBernstein Technology Fund overseen by Mr. Malone. Alliance's press release stated,

inter alia, that:

> based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, [Alliance] has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manger of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

48. According to published reports in the October 1, 2003 edition of The Wall Street Journal, the other Alliance employee suspended was Charles Schaffran, a marketing executive who sold Alliance hedge fund products.

49. Defendants permitted market timers to make short-term trades in Alliance funds, including the AllianceBernstein Technology Fund, in return for, inter alia, investments in other Alliance funds, in particular its hedge funds. For example, as indicated in the October 1, 2003 edition of The Wall Street Journal, Mr. Schaffran helped one broker, identified as Daniel Calugar, of a Las Vegas firm called Security Brokerage Inc., to gain the ability to make short-term trades in shares of Mr. Malone's AllianceBernstein Technology Fund, in exchange for investments into Mr. Malone's hedge funds.

50. The Alliance Prospectus noted some of the adverse effects on the Fund and its shareholders of frequent trading, and indicated that the Fund itself might deem it necessary to engage in more frequent trading "in response to market conditions."

> The Funds are actively managed and, in some cases *in response to market conditions*, a Fund's portfolio turnover rate may exceed 100%. A higher rate of portfolio turnover increases brokerage and other expenses, which must be borne by the Fund and its shareholders. High portfolio turnover also may result in the realization of substantial net short-term capital gains, which, when distributed, are taxable to shareholders. [Emphasis added.]

Despite acknowledging the harmful effects to Fund shareholders of frequent trading, and contrary to representations that such trading would occur only "in response to market conditions", defendants permitted market timers to time the AllianceBernstein Technology Fund, at the expense of the Fund's shareholders, in exchange for their agreement to park investments in other Alliance funds, including its hedge funds.

51. The AllianceBernstein Technology Fund also invested in foreign securities. For example, the Alliance Prospectus states that the AllianceBernstein Technology Fund may invest "up to 25% of its total assets in foreign securities." The Prospectus further stated, under the heading "Foreign Risk", with respect to its foreign investments, that:

> Funds investing in foreign securities may experience more rapid and extreme changes in value than Funds with investments solely in securities of U.S. companies. This is because the securities markets of many countries foreign investments are relatively small, with a limited number of companies representing a small number of industries. Additionally, foreign securities issuers are usually not subject to the same degree of regulation as U.S issuers. Reporting, accounting, and auditing standards of foreign countries differ, in some cases significantly, from U.S. standards. Also, nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments could adversely affect a Fund's investments in a foreign country.

However, no disclosure was made in the Alliance Prospectus regarding market timing in any of the Alliance Funds, including "time zone" arbitrage.

52. Defendants further stated in the Alliance Prospectus that, as a "temporary defensive position", they may reduce their position in equity securities and instead place those funds in short-term, liquid, cash-like instruments.:

> **Temporary Defensive Position.** For temporary defensive purposes, each Fund may reduce its position in equity securities and invest in, without limit, certain types of short-term, liquid, high grade or high quality (depending on the Fund) debt securities. These securities may include U.S. Government securities, qualifying bank deposits, money market instruments, prime commercial paper and other types of short-term debt securities including notes and bonds. For Funds that may invest in foreign

> countries, such securities may also include short-term, foreign-currency denominated securities of the type mentioned above issued by foreign governmental entities, companies, and supranational organizations. While the Funds are investing for temporary defensive purposes they may not meet their investment objectives.

No disclosure was made that the AllianceBernstein Technology Fund carried such short-term instruments or cash in order to have readily available assets to redeem shares sold by institutional traders due to their market timing, and to pay transactional and administrative costs associated with such trades, notwithstanding that such trades were harmful to the Fund's shareholders, and the Alliance Funds indicated in their prospectuses that they guarded against such market timing practices.

53. In addition, the October 1, 2003 edition of The Wall Street Journal indicated that the aforementioned Canary also had arrangements allowing short-term trading with Alliance funds. Moreover, according to the article, trade orders obtained by the New York Attorney General indicate that, on January 13, 2003, Mr. Stern of Canary placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately $11 million transaction.

54. The Alliance Prospectus set forth, with respect to the fund-related fees and expenses that an investor may expect to bear along with other shareholders, a section, including tables, concerning the "Shareholder Fees" (paid directly from shareholders' investment), including the "Maximum Sales Charge (Load) Imposed on Purchase" and "Maximum Deferred Sales Charge (Load)", and a table setting forth examples of "Annual Fund Operating Expenses" (expenses that are deducted from Fund assets). However, no disclosure was made regarding the costs, including transaction costs, to the Funds of the trading by institutional traders engaged in market timing in the

Alliance Funds, including the AllianceBernstein Technology Fund.

Other Illegal and Improper Trading Activity

55. In early 2000, Canary began to engage in late trading. Its first opportunity came via an agreement with Kaplan & Co. Securities Inc., a Boca Raton, Florida broker dealer, which Canary approached after hearing that it provided late trading. The contract between Canary and Kaplan & Co. provides that "[f]inal instructions for trades to be executed for Client shall be provided telephonically or by e-mail and shall be received no later than 4:30 p.m EST at the offices of Kaplan & Co.," and indicates the possibility that Kaplan & Co. would execute trades received later than that. In May 2000, Canary entered into its agreement with STC, through which it gained the capability of submitting its orders until 8:30 p.m. New York time. Canary continued to expand its channels for late trading in following years, ultimately setting up a number of separate arrangements (including, most notably, Bank of America, which arrangement is described in more detail below) that allowed it to trade after the New York close. As one example, in August of 2002 Canary entered into a contract with broker-dealer JB Oxford & Company, which provided:

> Each day that Customer intends to engage in mutual fund transactions, Customer shall send via Excel spreadsheet or other mutually acceptable means to JB Oxford a list of proposed transactions before 4:15 p.m. New York time.... Customer intends to confirm and activate such trade communications via telephone by 4:45 p.m., New York time ...

JB Oxford received 1% of assets traded as compensation for these services.

56. In 2001, faced with dropping markets, Canary, and other hedge funds, developed a complex strategy that allowed them to in effect sell mutual funds short and profit on declining NAVs. To achieve this, Canary first needed to determine the exact portfolio makeup of a target mutual fund. Mutual fund managers were happy to provide this information to Canary. Canary

would then (i) sell these securities short to create a negative mirror image of the fund, and (ii) buy the fund in an offsetting amount. As a result, Canary would own the shares of the fund, but be overall "market neutral." It would then wait, fully hedged, until there was a market event that would drive down the fund's price and create an opportunity for arbitrage. Canary would sell the shares back to the fund that day at an artificially high price (because the NAV would not yet fully reflect the market movement downward) and then close out the short position with cheaper, market price shares. The cash left over was Canary's profit. To reduce the transaction costs of the strategy, Canary worked with derivatives dealers (including Bank of America) to create "equity baskets" of short positions in fund holdings that mimicked the effect of shorting every stock in the fund, with one customized "basket" per fund. This strategy served Canary well through the market drops in 2001 and 2002.

Bank of America

57. As part of this rampant scheme of improper, preferential trading in the industry, certain hedge funds and other large institutional investors, and Canary in particular, also established extensive late trading and timing relationships with, among others, the Bank of America. For example, starting in 2001, the Bank of America (i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time its own mutual fund family, the "Nations Funds," (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually

beneficial: Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III ("Sihpol").

58. Sihpol, who works in Banc of America Securities' ("BAS") high-net worth group located in midtown Manhattan, visited Edward Stern ("Stern"), Managing Principal of Canary, at his office in Secaucus, New Jersey in April 2001. At that meeting, Stern outlined Canary's approach to market timing, asked if Bank of America would agree to let Canary time the Nations Funds family, and sought an agreement that Bank of America would both lend Canary the money to engage in market timing, and provide clearing services for the timing trades.

59. Sihpol agreed to check with his superiors and get back to Stern, and subsequently asked Stern to come to the bank's New York headquarters to meet with, among others, representatives from the BAS clearing business. At this meeting, which took place in late April, 2001, Canary presented its credit needs, as well as a list of the Nations Funds they wanted to time. The representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system. Using technology proprietary to BAS, Canary would be able to enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. New York time, without having to speak to a Bank of America representative. The representatives of the bank's clearing business mentioned this late trading capability as an additional selling point for ADP. The parties agreed to go forward, subject to final approval of the list of Nations Funds to be timed.

60. Sihpol prepared a memorandum, dated April 16, 2001, summarizing the Canary

relationship and the parties' efforts thus far to implement Canary's mutual fund trading strategy, which was sent to Charles D. Bryceland, Sihpol's superior in the high-net worth brokerage business at BAS, as well as to a BAS compliance officer. The memo notes, *inter alia*, that:

> • Canary uses a proprietary strategy involving market timing through daily mutual fund trading;
>
> • (1) the "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of [BAS'] mutual fund clearing operations," (2) initially it was contemplated that Bank of America would permit Canary to time $20 million to $30 million in Nations Funds, and (3) Canary would make a "sticky" asset investment of the same amount of money in Nations bond funds;
>
> • (1) initially Canary would execute its mutual find timing trades by calling the trades into Sihpol, (2) later, however, Canary would be provided a direct link to BAS' proprietary mutual fund clearing system, and (3) the BAS clearing department had approved installation of the "direct link;" and
>
> • other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trade operations and a $25 million to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the mutual funds Canary was timing.

Sihpol admitted that Canary's requests were "a bit unorthodox," but stated that Canary "made it clear they are not only willing to play by the guidelines we agree on, but also pay [Bank of America] for the value we can add."

61. Bryceland, Sihpol's branch manager, approved of the market timing relationship with Canary and later commended Sihpol and his team to some of the most senior Bank of America executives. The BAS compliance representative initially questioned the propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities; however, his concerns appeared to be satisfied when Sihpol informed him that other Bank of America employees "felt the business was

worthwhile and an appropriate use of [Bank of America's] resources."

62. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds it wished to time and providing the dollar amounts for timing for each fund. Initially, Canary intended to time four funds – Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap – in a total amount of $16.8 million. The short term trading was to average one "round turn" per week (*i.e.*, one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

63. The May 1 letter further confirmed the understanding reached between Canary and Bank of America with respect to manual, electronic and late trading, and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

Canary also confirmed one of Bank of America's rewards for allowing such timing activity – "sticky assets." The same letter notes:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that... [a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

64. Although Sihpol had obtained authorization from clearing operations, his branch manager and the compliance department, he still needed the consent of Banc of America Capital Management, LLC ("BACAP"), the investment manager of the Nations Funds. Sihpol had kept Robert H. Gordon, then the co-President of BACAP, abreast of the negotiations with Stern, and in fact had obtained from him the list of Nations Funds from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades, and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds." Sihpol also sought Gordon's assistance with Canary's proposed derivatives transactions involving the securities held in certain of the Nations mutual funds. In the same e-mail, Sihpol wrote:

> Additionally, if you could ... let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers, with the message:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund....
> thanks, and let me know if there are any issues.

No one raised any issues. Indeed, after being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."

65. Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations Funds from market timers.

Late Trading at Bank of America

66. Initially, Canary conducted its late trading with Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent a fax or e-mail to Sihpol or a member of his team with a series of proposed mutual fund trades. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it aside until later that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If an order was confirmed, it was sent (with the pre-close time stamp) by fax to Bank of America's mutual funds clearing department for processing, and it received that day's NAV. If an order was cancelled, Sihpol or a member of his team simply destroyed the ticket.

67. This procedure violated not only the SEC's "forward pricing rule" and the bank's compliance manual, but was contrary to the Nations Funds prospectus. For example, the Nations Funds Primary A Shares prospectus dated August 1, 2001 states that orders received

> before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share.

68. Because the manual trading system was unwieldy, Canary soon began using ADP, the "direct link." After Bank of America technicians installed the system in Canary's offices in June 2001, the link became the preferred route for Canary's late trading (although the manual procedure

was still followed occasionally for certain orders, and when Canary experienced technical problems). The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

69. Sihpol and his team collected a so-called "wrap fee" of 1% of the Canary assets in Nations Funds, and 0.5% of the assets in other funds traded through the platform. This "wrap fee" (which at Bank of America normally refers to a fee collected for providing investment advice on accounts managed), in Canary's case was purely pay-off compensation for timing capacity and late trading; Bank of America provided no investment advice to Canary. Throughout 2001, 2002 and until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

Financing of Late Trading and Timing

70. Sihpol sought out Bank of America's private banking department to obtain additional financing for Canary's trading. With full knowledge that the money would be used to time the bank's own funds, Bank of America's executives initially agreed to a $75 million line of credit, and later increased it to $100 and then $200 million. Because the collateral for these loans was Canary's mutual fund positions, the bank's credit department tracked Canary's trading closely to make sure the bank was fully secured. Canary paid the bank a generous interest rate of LIBOR plus 1.25% for this loan.

Derivatives

71. Sihpol also sought and obtained approval for the BAS equity derivatives department to engage in "equity basket" transactions which allowed Canary to sell mutual funds short and profit from falling markets. Sihpol facilitated establishing these "synthetic" short positions by obtaining from Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the bank's derivatives desk, which would then sell the stocks that the Nations Funds managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Nations Funds. Canary paid the bank derivatives group commissions for the stock sales, plus a generous financing spread.

72. Canary's timing activity in Nations Funds continued during 2001. In early 2002, Gordon raised an issue with Sihpol about an agreement the two had reached in December 2001 to provide Canary with more timing capacity. That earlier agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Siphol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When time came for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

> Rob-
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their space in [the International Fund] as we discussed last month? This is

a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.

Thanks again for the help.

Ted

73. Gordon disagreed. The agreement, according to Gordon, was only that he would consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then sought the help of a senior executive at Bank of America's private bank, with whom he had previously discussed the issue. In an e-mail forwarding Sihpol's January 2nd e-mail, Gordon wrote:

> ... you and I talked briefly about this on the bus in Phoenix – is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

74. This message was forwarded to another Bank of America executive with a note that the Canary relationship "is controversial within bacap" and requesting that she speak with Gordon and advise on a game plan. Bryceland, Sihpol's supervisor, noted in an e-mail that the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?" Bryceland scheduled a meeting to take place the next day to discuss the Canary relationship and related issues with Gordon.

75. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. Sihpol noted, *inter alia*, that:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for

AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland forwarded this quantification of the Canary relationship to still further senior officers of Bank of America, including Richard DeMartini, the head of all of Bank of America's asset management businesses. Bryceland included praise for the individuals involved:

> Accolades go to:
> * Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
> * [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and extremely professional way
> * Ted Sihpol .... - for...appropriately drawing on the firms [sic] resources to establish [the Canary relationship].
>
> It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

76. After this briefing of Bank of America's upper management, Sihpol met with Canary, as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACAP continued, however, as Gordon had not yet approved Canary's request for additional timing capacity. Sihpol e-mailed the results of his Canary meeting to Gordon as follows:

> 1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.
> 2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.
> 3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
> 4. They [sic] fund would like to increase their business w/ [the derivatives area]

> - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
> 5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds....
>
> While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

> Rich – Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
>
> Rob

However, BACAP was unable to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited. Nonetheless, Gordon approved additional timing capacity, and Canary continued timing various Nations Funds throughout 2002 and into 2003.

Disclosures in the Nations Funds Prospectuses

77. At no time did the Nations Funds disclose to shareholders (i) the agreements with Canary, or similar agreements with any other hedge funds or large institutional investors, (ii) Canary's (or other traders') extensive market timing activities pursuant to these agreements, (iii) the "sticky asset" deals, (iv) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (v) the other financial services the Bank of America had provided Canary and other traders (and the revenues the Bank of America derived therefrom) in connection with their receiving timing capacity in the Nations Funds.

78. The 2001 Nations Funds prospectus contains no meaningful disclosures relating to market timing. In 2002, however, at the height of Canary's timing activity, Nations Funds added

language to the prospectus disclosing the harmful effect of market timing, and falsely reassuring shareholders that Nations Funds would protect them. For example, the August 1, 2002 Nations Funds prospectus for Primary A shares states:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations – also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

79. As one of Bank of America's "timing police" stated in an internal email discussing another timers' approach to Nations Funds in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

A copy of this email was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional Nations funds.

<u>The Canary Relationship is Uncovered</u>

80. Ultimately, even BACAP's own employees questioned whether Canary's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained stringently to the "timing police" about the damage a timer -- apparently Canary -- was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures

trades for him, but a mutual fund is not the right vehicle for this kind of trading. Despite these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York Attorney General's Office. At that point, Canary's timing of Nations Funds ceased. On July 3, 2003, a member of the BACAP "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

The BACAP "timing police" noticed immediately that Canary's "sticky assets" had left the bank.

Security Trust Company

81. STC, headquartered in Phoenix, Arizona, provides corporate trust services to retirement plans, third-party administrators and institutional clients. STC became Canary's partner in a wide-ranging late trading and timing venture.

82. STC provides an electronic trading platform to the administrators of retirement plans and other clients which allows them to trade in mutual funds. The platform gives access to hundreds of mutual funds and processes thousands of mutual fund trades each day. Many of these are submitted by individual participants in retirement plans. Thus, for example, when an individual shifts retirement money among the mutual funds available in his retirement plan, the plan executes those trades through STC. After aggregating the orders it receives during the course of a trading day, STC submits them in the evening to the National Securities Clearing Corporation for processing. STC charges retirement plans a fee of approximately ten basis points (0.10%) of custodied assets for such trades.

83. STC entered into relationships with certain hedge funds and other institutional

investors to allow them to conduct late trading and timing.

84. Canary's relationship with STC began in May 2000, when Canary met with STC to inquire about using the STC electronic platform for its late trading and timing business. Such platform offered Canary exactly what it desired: (i) it could trade until 9:00 p.m. New York time, and (ii) STC offered an unusually broad range of mutual funds for "under the radar" timing. STC agreed to give Canary access to the STC trading platform at its standard rate of ten basis points.

85. Canary and STC memorialized their understanding in part in a written document entitled "Best Practices". The protocol outlined in this document provided, *inter alia*, that:

- Canary would vary the sizes of trades through STC to make them more difficult for fund companies to detect;

- "Upon receipt of concerned feedback from a fund complex (a "Fund") with respect to trade activity that cannot be alleviated by either conversations between the Fund and [STC] or a change in trading activity, [STC] shall request to [Canary] that the Fund no longer be used in the Account";

- "[STC] should arrange to Commingle "sticky" or static assets into the multiple Omnibus Accounts in order to increase stability in the Fund and decrease perceived activity"; and

- STC would not provide "the same or similar services" to other mutual fund timers with the exception of another hedge fund named Samaritan and another Stern vehicle named the Da Vinci fund.

86. At or around the time the foregoing document was prepared, STC demanded a new arrangement with Canary reflecting its status as Canary's partner, whereby Canary would now pay STC "market value fees" of 1% on custodied assets (ten times what legitimate customers paid), and "profit sharing fees" of 4% of Canary's gains. In October 2000, STC also asked for and received a belated written assurance that the trades Canary sent to STC as late as 9:00 p.m. were in fact "received" by Canary before 4:00 p.m. New York time.

87. STC thereafter assisted Canary in locating new timing capacity. With regard to "under the radar" trading, STC helped Canary camouflage its trades by revealing to Canary the mutual fund positions and trades of the retirement plans that were STC's legitimate customers. This allowed Canary to piggyback onto the retirement funds' trade flows in such a way that the targeted mutual fund families would not notice Canary's timing. While potentially damaging to STC's pension fund clients (since now their own mutual fund investments were targets for Canary's timing), this was of significant help to Canary. STC also introduced Canary to the mutual fund managers at the bank where STC does its commercial banking, Bank One.

Janus

88. Janus Capital Management, LLC ("Janus Capital"), a subsidiary of Janus Capital Group, Inc. ("Janus Capital Group"), is the investment advisor for the Janus family of funds, including the Janus Mercury Fund, a $5.4 billion fund, and is the manager for said Fund, as well as the Janus High-Yield Fund, a $940 million fund.

89. The February 28, 2003 Janus Mercury Fund Prospectus states, with respect to the fund-related fees and expenses an investor may expect to bear along with other shareholders, as follows:

> **Shareholder fees**, such as sales loads, redemption fees or exchange fees, are charged directly to an inventor's account. The Fund is a no-lead investment, so you will generally not pay any shareholder fees when you buy or sell shares of the Fund.
>
> **Annual fund operating expenses** are paid out of the Fund's assets and include fees for portfolio management, maintenance of shareholder accounts, shareholder servicing, accounting and other services. You do not pay these fees directly but ... these costs are borne indirectly by all shareholders.

90. The same language is contained in the February 28, 2003 Janus High-Yield Fund

Prospectus, with the added provisions, with respect to shareholder fees, that "if you sell shares of Janus High-Yield Fund that you have held for 3 months or less you may pay a redemption fee."

91. With respect to Janus' policy on the Fund's cash position and use of cash, Janus stated in the Janus Mercury Fund Prospectus, that:

> When the Fund's portfolio manager believes that market conditions are unfavorable for profitable investing, or when he is otherwise unable to locate attractive investment opportunities, the Fund's cash or similar investments may increase. In other words, the Fund does not always stay fully invested in stocks and bonds. Cash or similar investments generally are a residual – they represent the assets that remain after the portfolio manager has committed available assets to desirable investment opportunities. However, the portfolio manager my also temporarily increase the Fund's cash position to, for example, protect its assets, maintain liquidity or meet unusually large redemptions.

Again, virtually the identical provision was contained in the February 28, 2003 Janus High-Yield Fund Prospectus.

92. The Janus Mercury Fund Prospectus also stated, with respect to "Illiquid Investments," that "[t]he Fund may invest up to 15% of its net asset in illiquid investments", and, with respect to "Foreign Securities", that "the Fund may invest without limit in foreign equity and debt securities", and "may invest directly in foreign securities denominated in a foreign currency and not publicly traded in the United States." Once more, the identical provisions were contained in the February 28, 2003 Janus High-Yield Fund Prospectus.

93. Under the heading, "Pricing of Fund Shares", the Janus Mercury Fund Prospectus stated:

> All purchases, sales and exchanges will be processed at the NAV next calculated after your request is received and accepted by the Fund (or the Fund's agent). The Fund's NAV is calculated at the close of the regular trading session of the NYSE (normally 4:00 p.m. New York time) each day that the NYSE is open. In order to receive a day's price, your order must be received by the close of the regular trading

> session of the NYSE. Securities are valued at market value or, if a market quotation is not readily available, or if events or circumstances that may affect the value of portfolio securities are identified between the closing of their principal markets and the time the NAV is determined, at their fair value determined in good faith under the procedures established by and under the supervision of the Trustees. Short-term instruments maturing within 60 days are valued at amortized cost, which approximates market value.
>
> Because foreign securities markets may operate on days that are not business days in the United States, the value of a Fund's holdings may change on days when you will not be able to purchase or redeem the Fund's shares.

Again, the Janus High-Yield Fund Prospectus contains virtually the identical provision.

94. Specifically addressing improper practices such as "timing", Janus, in the Janus Mercury Fund Prospectus, underscored that such practices were harmful to the Fund and its shareholders, and assured investors that they prohibited market timing and used best efforts to detect and prevent it, stating:

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Fund is not intended for market timing or excessive trading. To deter these activities, the Fund or its agent may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of the Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Fund or its agent also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.
>
> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by the Fund....

The Janus High-Yield Fund Prospectus contains the identical language, verbatim, except that it also covers other funds in the Janus Income Funds group.

95. The Janus Mercury Fund Prospectus elsewhere underscored the purported prohibition

of market timing by stating, under a separate heading entitled "Involuntary Redemptions," that "The Fund reserves the right to close an account if the shareholder is deemed to engage in *activities which are illegal or otherwise believed to be detrimental to the Fund,* ***such as market timing.***" The Janus High-Yield Fund Prospectus contains the identical provision.

96. Nonetheless, in direct contradiction of public statements in its prospectuses, Janus permitted and actively facilitated such market timing, by entering into relationships with certain hedge funds and other large institutional investors, including Canary, to allow them to conduct late trading and/or market timing.

97. Beginning prior to 2000, Canary engaged in market timing in increasingly sophisticated arrangements with an ever-larger number of mutual fund manager participants. Indeed, in late 2000 Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July 2003, Canary had negotiated (either directly, or through intermediaries) timing capacity agreements with approximately thirty mutual fund families, many of which involved "sticky assets" of various types.

98. In 2000, Canary also began to expand its timing capacity through via "timing under the radar." This approach refers to placing trades in mutual fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers pursuing this strategy trade through brokers or other intermediaries (for instance, STC and Bank of America provided this service in addition to late trading) who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. The timer hopes that his activity will not be noticed amid the "noise" of the omnibus account. However, while Canary targeted a number of funds for timing "under the radar", these arrangements

were not lasting or dependable, as they were subject to being shut down at any time if the mutual fund company noticed the unusual activity. It was far more advantageous for Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

99. Janus entered into a number of market timing arrangements with hedge funds such as Canary, which it represented to its investors it discouraged and sought to prevent. As a specific example, in or about April, 2002, Janus granted permission for Canary to time the Janus Mercury Fund. In exchange, Canary deposited "sticky" money into a Janus money market fund. Canary timed the Janus Mercury Fund during 2002 and 2003. Canary also received capacity to time the Janus High-Yield Fund. Janus subsequently granted Canary capacity to time its High-Yield Fund as well.

100. In early 2003, Canary sought timing capacity in Janus' offshore funds. Through an intermediary, it contacted Janus and offered "sticky" assets in exchange for this additional timing capacity. In response, a concerned Janus employee sent e-mails to Richard Garland, the CEO of Janus International, expressing alarm over the volume of market timing activity in Janus funds:

> I'm getting more concerned w/ all of these market timers and how they are affecting our PM's [*i.e.*, Portfolio Managers] trading activity. [Portfolio Managers] have voiced their sensitivity on a number of occasions re: this type of activity in JWF. I spoke to [a Janus employee] and confirmed that this is a big problem domestically and I want to avoid this at all cost before it gets too problematic offshore. Now that we have our exchange limitation in our prospectus, I would feel more comfortable not accepting this type of business because its too difficult to monitor/enforce & it is very disruptive to the PM's & operation of the funds. Obviously, your call from the sales side.

101. The employee also recommended to Garland that Janus refuse the additional business from Canary due to the issues created for portfolio managers: "For now, I don't think we should

take-on additional business of this nature.... We need to keep our funds clean & minimise [sic] issues for PM's/fund performance. Do you agree?" However, Garland did not agree. Instead, he replied:

> I have no interest in building a business around market timers, but at the same time I do not want to turn away $10-$20m! How big is the [Canary] deal...?

After learning that Canary's timing could amount to between $10 and $50 million dollars, Garland gave the "[g]o ahead" for Canary's additional timing capacity on April 3, 2003. The new agreement with Canary was never finalized, however.

102. Managing the extensive timing activity in its funds became difficult for Janus. Thus, in early June 2003, it began to consider adopting a consistent policy on market timing. Discussion concerning development of such a policy was opened up to certain Janus employees.

Comments included:

- "***Our stated policy is that we do not tolerate timers.*** As such, we won't actively seek timers, but when pressed and when we believe allowing a limited/controlled amount of timing activity will be in JCG's best interests (increased profitability to the firm) we will make exceptions under these parameters."

- "My own personal recommendation is ***not to allow timing, period, and follow the prospectus***.... [T]imers often hide multiple accounts and move on the same day which could hurt other investors and enrage the Pms.... I don't think the static assets that we might be able to hold onto are worth the potential headaches, nor does this fall into our 'narrow and deep' focus. I suggest we maintain the timing agreements we have, but allow no more."

- "[I]f we are going to allow timing, we want to be sure that there are enough static assets [*i.e.*, "sticky" assets] so that we are making a decent profit for all the trouble we are put through." [Emphasis added.]

103. The Janus prospectuses did not disclose the approved market timing activity in Janus funds. On the contrary, as set forth above, the disclosures in the prospectuses gave the appearance

that market timers were being policed and shut down.

Bank One

104. During 2000 and until 2003, Bank One, through BOIA, entered into relationships with hedge funds and other institutional investors to allow them to conduct late trading and timing. Bank One's relationship with Canary began when STC introduced Stern to the President of BOIA, Mark Beeson, in the spring of 2002. Stern explained Canary's strategy, and eventually Canary and Beeson agreed to the following: (i) Canary would create a "special purpose vehicle" (*i.e.*, create a Canary affiliate) to conduct timing trading and fund it with $15 million; (ii) Bank One would lend the special purpose vehicle $15 million at a high interest rate in order to finance the timing; (iii) Canary would be given timing capacity in the One Group funds; and (iv) Canary would consider making a "sticky asset" investment in a Bank One hedge fund. Beeson confirmed the deal in an e-mail to Stern dated March 21, 2002, stating:

> Our managers are willing to work with you on the equity funds. They would like to start with ½ % of the fund's net assets as the maximum position and then evaluate moving to 1% later.... We will be ready to start trading once the other banking arrangements are complete. Also, the head of our hedge group will be in New York on April 2. Is it possible to meet with you or your hedge fund manager to discuss this opportunity more?

Stern responded on March 26, stating:

> Here is the list of mutual funds we would like to trade, along with some other relevant information about the trading we want to do.... How does the following week look for your hedge fund guy?

Ultimately, Canary never made the hedge fund investment with Bank One, but the rest of the deal proceeded. Thereafter, Bank One permitted Canary to time the several One Group funds it had chosen, *e.g.*, two international funds, the Small Cap Growth Fund, and two mid cap funds. Since these trades were executed through STC, Canary was also able to engage in late trading, as did other hedge funds and institutional traders with the One Group funds contained in the Equity Funds series. The prospectus for the One Group funds reassured investors that Bank One protected them from timers like Canary. For instance, it states:

> The exchange privilege [*i.e.*, selling shares] is not intended as a way for you to speculate on short term movements in the market. Therefore:
>
> • To prevent disruptions in the management of the Funds, One Group limits excessive exchange activity. **Exchange activity is excessive if it exceeds two substantive exchange redemptions within 30 days of each other.**
>
> • Excessive exchange activity will result in revocation of your exchange privilege.

(Emphasis in original.) Canary, and other hedge funds and institutional traders who traded in the Equity Funds, engaged in "excessive exchange activity" under this definition, but was not shut down.

105. One Group had also established special penalties for timers of their international funds. These are also described in the prospectus:

> If you sell your shares of the International Equity Index Fund or the Diversified International Fund within 90 days of purchase, you will pay a redemption fee of 2.00% on the value of the shares sold.... The redemption fees are paid to the Funds and are designed to offset the brokerage commissions, capital gains impact, and other costs associated with fluctuations in Fund assets levels caused by short-term shareholder trading.

The redemption fees were waived for Canary, and other hedge funds and institutional traders whom Bank One permitted to time its Equity Funds.

106. In early 2003, Beeson asked Canary to stop timing the international funds, as he was uncomfortable continuing to waive the redemption fees required by the prospectus. He also stated that the One Group fund managers were complaining to him about the effects of Canary's timing

activity, and asked if Canary could reduce the frequency of its trading. In return, he offered Canary four new funds to time.

107. Bank One subsequently offered to double its loan to the Canary special purpose vehicle, and asked for the "sticky asset" hedge fund investment that had been discussed in 2002. Canary was only willing to do so if Bank One would finance the investment. When Bank One was unable to do so, the relationship with Canary soured. Canary ceased its timing activity at Bank One in April of 2003.

108. The One Group Equity Funds Prospectus, stated, with respect to its foreign investments:

> Investments in foreign securities involve risks different from investments in U.S. securities. These risks include the risks associated with higher transaction costs, delayed settlements, currency controls and adverse economic developments. This also includes the risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment....

However, no disclosure was made in the Prospectus regarding late trading or market timing in One Group's Equity Funds, including "time zone" arbitrage.

109. With respect to Bank One's cash position, defendants stated:

> To respond to unusual market conditions, the Funds may invest their assets in cash and **cash equivalents** *for temporary defensive purposes.* These investments may result in a lower yield than lower-quality or longer-term investments and may prevent the Funds from meeting their investment objectives. [Bold in original; italics added.]

No disclosure was made that extra cash was carried by the One Group Equity Funds in order to redeem shares sold by Canary and other institutional traders due to their late trading and market timing, and to pay transactional and administrative costs associated with such trades, notwithstanding that such trades were illegal and/or detrimental to the Funds' shareholders, and the

Funds indicated in their Prospectus that they guarded against such practices such as market timing.

110. The One Group Equity Funds Prospectus further stated, with respect to pricing of shares, or NAVs:

> Purchase requests received before 4:00 p.m. Eastern time ("ET") will be effective that day.
>
> * * *
>
> A Fund's NAV changes every day. NAV is calculated each business day following the close of the NYSE at 4:00 p.m. ET....

Strong

111. During 2000 and until 2003, Strong entered into relationships with certain hedge funds and other institutional investors to allow them to conduct late trading and timing.

112. The Strong Funds stated in their prospectuses, with respect to pricing of shares, or NAVs:

> Your price for buying, selling or exchanging shares of specific classes of a Fund is the net asst value per share (NAV) for that class of shares. NAV is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 3:00 p.m., Central Time) every day the NYSE is open....

This language was standard in the Strong Funds' prospectuses.

113. Canary's relationship with Strong began when Canary met with Strong representatives on October 16, 2002. At this meeting, Canary asked for permission to time Strong's mutual funds, and simultaneously offered to invest in a proprietary Strong hedge fund. After agreeing on which funds Canary would be allowed to time, Strong provided Canary with the September month-end portfolio holdings of the target funds on November 13. On November 26, an internal Strong email documented the understanding with Canary:

"[Canary] will be opening a brokerage account ... valued somewhere around $18

> million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day.... The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund purposes.

The cash management portion of this agreement was apparently never funded. The trading arrangement was documented in more detail in a letter to Canary that day:

> - The following funds are available for your strategy;
>   - Strong Growth 20 Fund
>   - Strong Growth Fund
>   - Advisor Mid Cap Growth Fund
>   - Strong Large Cap Growth Fund
>   - Strong Dividend Income Fund
> - If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
> - You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
> - All funds will be available for margin according to Reg T.
> - We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
> - All positions are limited to 1% of the assets within the fund....

Other Strong Funds were made available for Canary's improper trading, and trading by other hedge funds and institutional traders. An e-mail the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping."

114. As with the other mutual families described above, Strong's prospectuses gave investors no warning that their funds would be used for timing, but instead created the misleading impression that Strong identified and barred timers from its funds. A Strong Funds' prospectus for funds Canary timed reads:

> **Market Timers**
>
> The Fund will consider the following factors to identify market timers:

> shareholders who (1) have requested an exchange out of the fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern....

The prospectus then goes on to reserve the right to shut market timers down:

> We reserve the right to:
>
> • Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
>
> • Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

Other Strong Funds' prospectuses contained the same or similar language.

115. Explicitly recognizing the harm caused to longer-term shareholders by market timers, prospectuses for the Strong Funds stated:

> Short-term "market-timers" engage in frequent purchases and redemptions that can disrupt the Fund's investment program and create additional transaction costs that are borne by all shareholders.

Accordingly, the prospectus stated, "Early Redemption" would be charged such market timers.

116. After several months of trading, Canary wrote Strong on February 21, 2003, stating:

> We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok.

117. At about this time, Canary asked if it could clear its Strong trades through the Bank of America, which Canary knew would allow it to engage in late trading. On February 25, Strong replied to Canary: "As for the clearing through B of A, it is not going to work out."

118. Strong Funds invested in foreign securities. For example, the March 1, 2003

Prospectus for the Strong Income Funds noted, with respect to the High-Yield Bond Fund, noted that it "may also invest up to 25% of its net assets in foreign securities." The Prospectus further stated, with respect to its foreign investments, that:

> foreign investments may be subject to currency-rate fluctuations, political and economic instability, different financial reporting standards and taxes, less liquidity, and less-strict regulation of securities markets than U.S. investments.

The Prospectus elsewhere stated:

> Some of a Fund's portfolio securities may be listed on foreign exchanges that trade on days when we do not calculate a NAV. As a result, the value of a Fund's investments may change on days when you will not be able to purchase or redeem shares. In addition, a foreign exchange may not value its listed securities at the same time that we calculate a Fund's NAV. Events affecting the values of portfolio securities that occur after the time a foreign exchange assigns a price to the portfolio securities and before the time when we calculate a Fund's NAV generally will not be take into account in computing a Fund's NAV. However, the effects of significant events will be reflected in a Fund's NAV when we, under the supervision of the Board of Directors of the Strung [family of] Funds, determine that such significant events require fair valuation of those portfolio securities that may be affected by the event.

Other prospectuses for the Strong Funds contained the same or similar language. However, no disclosure was made in the prospectuses regarding late trading or market timing in the Strong Funds, including "time zone" arbitrage.

119. With respect to Strong's cash position, defendants stated in their prospectuses, *e.g.*, in the Strong Income Funds Prospectus:

> The managers of each Fund may invest up to 100% of the Fund's assets in cash or cash-type securities ... as a temporary defensive position during adverse market, economic, or political conditions if the Fund's managers determine that a temporary defensive position is advisable. If the market goes up, taking a temporary defensive position may result in the Fund earning a lower return than it would have otherwise achieved if the managers had not adopted a temporary defensive position. In this case, the Fund may not achieve its investment objectives.

No disclosure was made that extra cash was carried by the Strong Funds in order to redeem shares sold by Canary and other institutional traders due to their late trading and market timing, and to pay transactional and administrative costs associated with such trades, notwithstanding that such trades were illegal and/or detrimental to the Funds' shareholders, and the Funds indicated in their prospectuses that they guarded against such practices such as market timing.

120. The Strong Funds' prospectuses, *e.g.*, the Strong Income Funds Prospectus, stated, with respect to the fund-related fees and expenses an investor may expect to bear along with other shareholders, that "The costs of operating each Fund are deducted from Fund assets, which means you pay them indirectly. These costs are deducted before computing the daily share price or making distributions. As a results, they don't appear on your account statement, but instead reduce the total return you receive from your Fund investment." This language was standard in the Strong Funds' prospectuses. However, no disclosure was made regarding the costs, including transaction costs, to the Funds of the illegal and/or improper trading by Canary and other institutional traders engaged in "late trading" or market timing in the Strong Funds.

121. Strong regularly provided Canary with detailed breakdowns of the portfolios of the target funds. These allowed Canary to sell short the stocks that the portfolios contained. Canary was satisfied with the relationship. In fact, in May, Canary wrote Strong:

> Hey, we are going to be doubling up our mutual fund positions in a week or two. Some time shortly thereafter, we will double up on our hedge fund position.

COUNT I

AGAINST ALL DEFENDANTS FOR VIOLATIONS
<u>OF SECTION 11 OF THE SECURITIES ACT</u>

122. Plaintiffs repeat and reallege the allegations above as if fully set forth herein.

123. This Count is brought against all defendants by plaintiffs pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of all persons who acquired securities of the AllianceBernstein Technology Fund, pursuant to the registration statement and prospectus therefor.

124. The registration statement and prospectus for the AllianceBernstein Technology Fund, when effective, contained false and misleading statements of material fact, and omitted to state facts necessary to make the statements made therein not materially false and misleading, and concealed and failed adequately to disclose material facts as described above.

125. All defendants were responsible for the contents and dissemination of the registration statement and prospectus for the AllianceBernstein Technology Fund. Defendants Alliance Holding and Alliance Capital (and/or their predecessors) are issuers of securities within the meaning of Section 11 of the Securities Act.

126. The matters detailed above would have been material to a reasonable person reviewing the registration statement and prospectus for the AllianceBernstein Technology Fund.

127. None of the defendants made a reasonable investigation or possessed reasonable grounds for the belief that the registration statement and prospectus for the AllianceBernstein Technology Fund contained no false and misleading statements, or omissions of material fact necessary to make the statements made therein not misleading.

128. This action has been brought within one year after the discovery of the untrue statements and the omissions or after such discovery should have been made by the exercise of reasonable diligence and within three years after the securities were offered to the public.

129. Class members acquired AllianceBernstein Technology Fund shares issued pursuant to the prospectus for such Fund, and acquired such shares without knowledge of the untruths or

omissions alleged herein. Plaintiffs and the Class were, consequently, damaged by defendants' violations of §11 of the Securities Act.

130. By virtue of the foregoing, defendants violated Section 11 of the Securities Act.

COUNT II

AGAINST DEFENDANT ALLIANCE HOLDING FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

131. Plaintiffs repeat and reallege each and every allegation above, as if set forth in full herein.

132. Defendant Alliance Holding acted as a controlling person of Alliance Capital within the meaning of Section 15 of the Securities Act as alleged herein. By virtue of its position, Alliance Holding had the power to influence and control, and did influence and control, directly or indirectly, Alliance Capital, of which it was a substantial owner, and with whom it shared management, which managed and was the investment advisor to the Alliance Funds, including the AllianceBernstein Technology Fund, and possessed the power and/or ability to control each of the wrongful acts and practices complained of herein, including the content and dissemination of the various statements which plaintiffs contend are false and misleading.

133. Defendant Alliance Holding had direct involvement in the day-to-day operations of Alliance Capital, in which it also had a substantial ownership stake (and, together with Alliance Holding's parent, AXA Financial, co-owned approximately 86% of Alliance Capital), and therefore is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

134. As set forth above, Alliance Capital violated Section 11 by its acts and omissions as

alleged herein. By virtue of its status as a controlling person of defendant Alliance Capital, defendant Alliance Holding is liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their purchases of Strong Funds shares.

COUNT III

AGAINST ALL DEFENDANTS FOR BEACH OF FIDUCIARY DUTY

135. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

136. Defendants, as supervisors, managers and advisors of the Alliance Funds, including the AllianceBernstein Technology Fund, for the benefit of said Funds' shareholders, owed these Funds and their shareholders the highest duties of candor, the due care, and loyalty in order to satisfy the fiduciary duties imposed upon them by application of common law principles.

137. Defendants breached their fiduciary duties of complete candor, due care, and loyalty by: (i) orchestrating, devising, carrying out, participating in and/or failing to prevent or terminate the mutual fund trading schemes and acts alleged herein; (ii) failing to establish and/or maintain internal controls sufficient to ensure that Alliance Holding and Alliance Capital did not advise or cause the AllianceBernstein Technology Fund to engage in transactions which were wholly inappropriate and inconsistent with the investment needs and best interests of the AllianceBernstein Technology Fund's shareholders, and/or profited defendants and/or third parties, at the expense of the Fund's shareholders, and caused such shareholders financial harm, as described above; (iii) issuing false and misleading statements in the prospectus for the AllianceBernstein Technology Fund concerning, and/or failing to disclose therein to the Fund's shareholders, the market timing activities

defendants were permitting in the AllianceBernstein Technology Fund, and/or the adverse financial impact thereof on said Fund.

138. Defendants breached their fiduciary duties of complete candor, due care, and loyalty when they caused materially incomplete and misleading registration statements and prospectuses to be prepared and disseminated to all Class members, as detailed above.

139. Defendants' breach of fiduciary duty caused damage to the AllianceBernstein Technology Fund and its shareholders, who acquired, redeemed, or owned such shares during the Class Period, in the manner described above. Among other things, as set forth above, profits made by the hedge funds and traders engaging in the market timing practices described above came at direct the expense of the AllianceBernstein Technology Fund and its shareholders.

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper Class action, designating plaintiffs as Lead Plaintiffs and certifying plaintiffs as Class representative under Rule 23 of the Federal Rules of Civil Procedure and his counsel as Lead Counsel;

(b) Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this Action, including counsel fees and expert fees;

(d) Enjoining any such further wrongful conduct as alleged herein; and

(e) Such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: New York, New York
October 8, 2003

WOLF POPPER LLP

By: [signature]

Marian P. Rosner (MR0410)
Chet B. Waldman (CW1133)
Michael A. Schwartz (MS2352)
Andrew E. Lencyk (AL4329)

845 Third Avenue
New York, NY 10022-6689
Telephone (212) 759-4600
Facsimile (212) 486-2093

Attorneys for Plaintiffs

PLAINTIFF CERTIFICATION

~~I~~ We George W. Bookhout and Helen L. Bookhout TTEES, hereby state:

1. ~~I~~ We have reviewed the complaint against Alliance Capital Management Holding LP, and Alliance Capital Management L.P., *et al.*, and have authorized the filing of the complaint and/or lead plaintiff motion on my behalf by Wolf Popper LLP.

2. ~~I~~ We did not purchase any shares of any of the AllianceBernstein Technology Fund at the direction of counsel or in order to participate in this private action.

3. ~~I am~~ We are willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of my transactions in shares of the AllianceBernstein Technology Fund during the Class Period as defined in the Complaint:

TRANSACTION (PURCHASE, SALE, EXCHANGE, CALL, PUT, ETC.)	TRADE DATE	PRICE	QUANTITY
See attached statements	June 1 - June 29-03 June 30 - July 27-03 Sept. 1 - Sept 28-03		

5. ~~I~~ We have not filed any action as a representative party on behalf of a class under the federal securities laws during the last three years.

6. ~~I~~ We will not accept any payment for serving as a representative party on behalf of a class except to receive my pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 4th day of October 2003

George W. Bookhout, Jr and Helen L. Bookhout TTEES

SMITH BARNEY
citigroup

Preferred Client
FMA PLUS Statement
June 30 - July 27, 2003

GEORGE W BOOKHOUT, JR AND   Account n

Mutual funds *continued*

Number of shares	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)		Yield/Anticipated Income (annualized)
94.181	ALLIANCEBERNSTEIN TECHNOLOGY FUND CLASS B	06/14/00	$ 12,719.16	$ 135.05	$ 43.31	$ 4,078.98	($ 8,640.18)	LT	
13.438		09/28/00	1,752.24	130.39	43.31	582.00	(1,170.24)	LT	
107.619	**Total Purchases**		14,471.40	134.47	43.31	4,660.98	(9,810.42)		
43.356	Reinvestments to date		3,782.83	87.25	43.31	1,877.75	(1,905.08)	LT	
150.975	**Total Value (Tax based)**		18,254.23	120.909		8,538.73	(11,715.50)		
	Fund Performance		14,471.40			8,538.73			(7,932.67)[1]

REDACTED

Total mutual funds (Tax based)

Total portfolio value

[1]*Based on information supplied by client or other financial institution, not verified by us.*

Investment activity

Transaction details *All dates of transactions appearing on this statement are settlement dates.*

Date	Activity	Description	Quantity	Price	Amount
06/30/03	Sold	ALLIANCEBERNSTEIN TECHNOLOGY FUND CLASS B CONFIRM #500031780082156 15,049.18 LESS CONTG DEF SALES CHARGE 49.18 REDEMPTION PROCEEDS REFLECT THE PAYMENT OF CDSC	-372.044	$ 40.45	$ 15,000.00

Total securities bought and other subtractions

Total securities sold and other additions

SMITH BARNEY
citigroup

Preferred Client
FMA PLUS Statement
June 1 - June 29, 2003

GEORGE W BOOKHOUT, JR AND **Accour**

Mutual funds

Yield is the current distribution annualized, divided by the fund's net asset value at the end of the statement period. Distributions may consist of income, capital gains or the return of capital. Distributions and current dividend for funds not sponsored by us are based upon information provided by an outside vendor and are not verified by us. ***"Total Value (Tax Based)"*** *is being provided for information purposes only.* ***"Fund Performance"****, when shown, is provided to assist you in comparing your* **total investment**, *excluding reinvested distributions, with the* **current value** *of the fund's shares in your account.* ***"Fund Performance"*** *does not take into account cash distributions.*

Number of shares	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)	Yield/Anticipated Income (annualized)
512	ALLIANCEBERNSTEIN TECHNOLOGY	05/19/95	$ 20,024.32	$ 39.11	$ 44.62	$ 22,845.44	$ 2,821.12* LT	
295.404	FUND CL A	11/09/95	14,720.00	49.83	44.62	13,180.93	(1,539.07)* LT	
54.155		07/25/97	2,282.09	42.139	44.62	2,416.40	134.31* LT	
15.352		09/28/98	1,000.00	65.14	44.62	685.01	(314.99) LT	
46.049		09/19/01	2,500.00	54.29	44.62	2,054.71	(445.29) LT	
49.184		09/27/01	2,500.00	50.83	44.62	2,194.59	(305.41) LT	
972.144	**Total Purchases**		**43,026.41**	**44.28**	**44.82**	**43,377.08**	**350.67**	
9.265	Reinvestments to date		495.40	53.47	44.62	413.40	(82.00) LT	
881.409	**Total Value (Tax based)**		**43,521.81**	**44.348**		**43,790.48**	**268.87**	**2.039** **893.08**
	Fund Performance		43,026.41			43,780.48		784.07[1]
256.926	ALLIANCEBERNSTEIN TECHNOLOGY	06/22/99	21,183.56	82.45	40.93	10,515.98	(10,667.58) LT	
197.163	FUND CLASS B	06/14/00	26,626.89	135.05	40.93	8,069.88	(18,557.01) LT	
13.438		09/28/00	1,752.24	130.39	40.93	550.02	(1,202.22) LT	
467.527	**Total Purchases**		**49,562.69**	**106.01**	**40.93**	**19,135.88**	**(30,426.81)**	
55.492	Reinvestments to date		5,105.16	91.998	40.93	2,271.29	(2,833.87) LT	
523.019	**Total Value (Tax based)**		**54,667.85**	**104.524**		**21,407.17**	**(33,260.68)**	
	Fund Performance		49,562.69			21,407.17		(28,155.52)[1]

REDACTED

Total mutual funds (Tax based)

Total portfolio value

[1]Based on information supplied by client or other financial institution, not verified by us.

SMITH BARNEY
citigroup

Preferred Client
FMA PLUS Statement
September 1 - September 28, 2003

GEORGE W BOOKHOUT, JR AND **Account n**

Preferred stocks

The research rating for Standard & Poor's may be shown for certain securities. All research ratings represent the "opinions" of the research provider and should not be construed as representations or guarantees of performance. Your Financial Consultant will be pleased to provide you with further information.

Quantity	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)	Average % Yield/Anticipated Income (annualized)

REDACTED

Total preferred stocks

Mutual funds

*Yield is the current distribution annualized, divided by the fund's net asset value at the end of the statement period. Distributions may consist of income, capital gains or the return of capital. Distributions and current dividend for funds not sponsored by us are based upon information provided by an outside vendor and are not verified by us. "**Tax-Based Cost vs. Current Value**" is being provided for information purposes only. "**Cash Distributions (since inception)**" when shown may not reflect all distributions received in cash due to but not limited to the following: investments made prior to 1/1/89, asset transfers, recent activity and certain adjustments made in your account. "**Total Purchases vs. Current Value**" is provided to assist you in comparing your "**Total purchases**", excluding reinvested distributions, with the current value of the fund's shares in your account. "**Fund Value Increase/Decrease**" reflects the difference between your total purchases and the current value of the fund's shares, plus cash distributions since inception.*

Number of shares	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)	Net Value Increase/ Decrease	Yield/Anticipated Income (annualized)
512	ALLIANCEBERNSTEIN TECHNOLOGY	05/19/95	$ 20,024.32	$ 39.11	$ 49.27	$ 25,228.24	$ 5,201.92*	LT	
295.404	FUND CL A	11/09/95	14,720.00	49.83	49.27	14,554.56	(165.44)*	LT	
54.155		07/25/97	2,282.09	42.139	49.27	2,668.22	386.13*	LT	
15.352		09/28/98	1,000.00	65.14	49.27	756.39	(243.61)	LT	
46.049		09/19/01	2,500.00	54.29	49.27	2,268.83	(231.17)	LT	
49.184		09/27/01	2,500.00	50.83	49.27	2,423.30	(76.70)	LT	
972.144	**Total Purchases**		**43,026.41**	**44.26**	**49.27**	**47,897.54**	**4,871.13**		
9.265	Reinvestments to date		495.40	53.47	49.27	456.49	(38.91)	LT	
981.409	**Tax-based Cost vs. Current Value**		**43,521.81**	**44.346**		**48,354.03**	**4,832.22**		**1.846** **893.08**

Mutual funds
continued

Number of shares	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)	Increase/ Decrease	Yield/Anticipated income (annualized)
	ALLIANCEBERNSTEIN TECHNOLOGY FUND CL A								
	Cash distributions (since inception)							$ 13,724.21	
	Total Purchases vs. Current Value		43,026.41			48,354.03		5,327.62	
	Fund Value Increase/Decrease							19,051.83	
94.181	ALLIANCEBERNSTEIN TECHNOLOGY	06/14/00	12,719.16	135.05	45.12	4,249.45	(8,469.71) LT		
13.438	FUND CLASS B	09/28/00	1,752.24	130.39	45.12	606.32	(1,145.92) LT		
107.619	**Total Purchases**		**14,471.40**	**134.47**	**45.12**	**4,855.77**	**(9,615.63)**		
43.356	Reinvestments to date		3,782.83	87.25	45.12	1,956.22	(1,826.61) LT		
150.975	**Tax-based Cost vs. Current Value**		**18,254.23**	**120.909**		**6,811.99**	**(11,442.24)**		
	Cash distributions (since inception)							**65.56**	
	Total Purchases vs. Current Value		**14,471.40**			**6,811.99**		**(7,659.41)**	
	Fund Value Increase/Decrease							**(7,593.85)**	
Total mutual funds (Tax based)			**$ 61,776.04**			**$ 55,166.02**	**$ 0.00 ST**		**1.61**
							($ 6,610.02) LT		**$ 893.08**
Total Fund Value Increase/Decrease									
Total portfolio value									

Based on information supplied by client or other financial institution, not verified by us.

Investment activity

Transaction details *All dates of transactions appearing on this statement are settlement dates.*

Date	Activity	Description	Quantity	Price	Amount
		REDACTED			
Total securities bought and other subtractions					
Total securities sold and other additions					